                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                        CROWN CASTLE INTERNATIONAL CORP.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   228227104
                                 --------------
                                 (CUSIP Number)

                                Oliver Froissart
                                 France Telecom
                               6, place d'Alleray
                              75015 Paris, France
                               011 331 4444 2436

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 5, 2000
                                ---------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box { }.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose, of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                  SCHEDULE 13D

         -------------------
         CUSIP NO. 228227104
         -------------------

-----------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Transmission Future Networks B.V.
-----------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                               (a)  {_}
                                                                               (b)  {X}
-----------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         [AF]
-----------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)  {__}

-----------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
-----------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

                                            0
    NUMBER OF     -----------------------------------------------------------------------
      SHARES                        8       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                               0
       EACH       -----------------------------------------------------------------------
    REPORTING                       9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                                 0
                  -----------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            17,713,536
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (Includes all Shares beneficially owned by Group)
-----------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         {__}
-----------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-----------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         -------------------
         CUSIP NO. 228227104
         -------------------

-----------------------------------------------------------------------------------------
2        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         "Atrium 3" S.A.
-----------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                              (a)  {_}
                                                                              (b)  {X}
-----------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N.A.
-----------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)  {__}
-----------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         France
-----------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

                                            0
    NUMBER OF     -----------------------------------------------------------------------
      SHARES                        8       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                               0
       EACH       -----------------------------------------------------------------------
    REPORTING                       9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                                 0
                  -----------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            0
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (Includes all Shares beneficially owned by Group)
-----------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         {__}
-----------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-----------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         -------------------
         CUSIP NO. 228227104
         -------------------

-----------------------------------------------------------------------------------------
3        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Digital Future Investments B.V.
-----------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                              (a)  {_}
                                                                              (b)  {X}
-----------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N.A.

-----------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)  {__}

-----------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
-----------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

                                            0
    NUMBER OF     -----------------------------------------------------------------------
      SHARES                        8       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                               0
       EACH       -----------------------------------------------------------------------
    REPORTING                       9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                                 0
                  -----------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            0
-----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (Includes all Shares beneficially owned by Group)
-------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         {__}
-------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         -------------------
         CUSIP NO. 228227104
         -------------------

-----------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Telediffusion de France International S.A.
-----------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                              (a)  {_}
                                                                              (b)  {X}
-----------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N.A.
-----------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
         {__}
-----------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         France
-----------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
    NUMBER OF
      SHARES                                0
                  -----------------------------------------------------------------------
                                    8       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                               0
                  -----------------------------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH
    REPORTING                               0
                  -----------------------------------------------------------------------

                  -----------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
      PERSON
       WITH                                 0
-----------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (Includes all Shares beneficially owned by Group)
-----------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         {__}
-----------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-----------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         -------------------
         CUSIP NO. 228227104
         -------------------

-----------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TeleDiffusion de France S.A.
-----------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                              (a)  {_}
                                                                              (b)  {X}
-----------------------------------------------------------------------------------------
         SEC USE ONLY
3

-----------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
4
         N.A.

-----------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)  {__}
5

-----------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6

         France

-----------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
    NUMBER OF
      SHARES                                0
                  -----------------------------------------------------------------------
                                    8       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                               0
                  -----------------------------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH
    REPORTING                               0
                  -----------------------------------------------------------------------
      PERSON


                                    10      SHARED DISPOSITIVE POWER

       WITH                                 0
-----------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (Includes all Shares beneficially owned by Group)
-----------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         {_}
-----------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-----------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


         -------------------
         CUSIP NO. 228227104
         -------------------

-----------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         France Telecom S.A.
-----------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                              (a)  {_}
                                                                              (b)  {X}
-----------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-----------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) {_}

-----------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         France
-----------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
    NUMBER OF
      SHARES                                0
                  -----------------------------------------------------------------------
                                    8       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                               0
                  -----------------------------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH
    REPORTING                               0
                  -----------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
      PERSON



                                   10
       WITH                                 0
-----------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (Includes all Shares beneficially owned by Group)

-----------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         {__}
-----------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-----------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends the statement on Schedule 13D (the "Statement") relating to the Common Stock, par value $.0l per share (the "Shares"), of Crown Castle International Corp., a Delaware corporation (the "Company") filed with the Securities and Exchange Commission (the "Commission") on September, 1 1998 (the "Original Schedule 13D") and the Amendment thereto ("Amendment No. 1") filed on June 19, 2000. The Company's principal executive office is located at 510 Bering Drive, Suite 500, Houston, TX 77057.

         This amendment amends Items 2, 3, 4, 5, 6 and 7 of Amendment No. 1 to the Original Schedule 13D previously filed by Digital Future Investments B.V.; Telediffusion de France International S.A.; TeleDiffusion de France S.A.; France Telecom S.A.; Candover Investments plc; Candover (Trustees) Limited; Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership); Candover Services Limited; Ted B. Miller, Jr.; The Miller 1996 Gift Trust; Robert A. Crown (individually and for the Robert A. Crown grantor retained annuity trust); Barbara A. Crown (individually and for the Barbara A. Crown grantor retained annuity trust); Berkshire Fund III, A Limited Partnership; Third Berkshire Associates Limited Partnership; Berkshire Fund IV, Limited Partnership; Fourth Berkshire Associates LLC; Berkshire Investors LLC; Centennial IV; Holdings IV; Centennial V; Entrepreneurs V; Holdings V; Nassau Capital Partners II, L.P.; Nassau Capital LLC; NAS Partners I, L.L.C.; Fay, Richwhite Communications Limited; PNC Venture Corp.; PNC Holding Corp.; PNC Bank Corp; American Home Assurance Company; American International Group, Inc.; New York Life Insurance Company; The Northwestern Mutual Life Insurance Company; Harvard Private Capital Holdings, Inc.; Charlesbank Capital Partners, LLC; Prime VIII, L.P. and Prime SKA I, L.L.C.

         No FT Reporting Person (as defined below) assumes responsibility for the completeness or accuracy of the information contained in the Original
Schedule 13D or any amendment to the Original Schedule 13D concerning any other person.

ITEM 2.  IDENTITY AND BACKGROUND

         This item is amended and supplemented as follows:

         This Statement is being filed by the undersigned on behalf of:
Transmission Future Networks B.V. ("TFN"), "Atrium 3" S.A. ("Atrium 3"), Digital Future Investments B.V. ("DFI"); Telediffusion de France International S.A. ("TDFI"); TeleDiffusion de France S.A. ("TDF"); and France Telecom S.A. ("France Telecom", and together with each of the foregoing, the "FT Reporting Persons").

         By signing this Statement, each FT Reporting Person agrees that this Statement is filed on its behalf.

Transmission Future Networks B.V

TFN is a Netherlands Private Limited Liability company with its principal office located at Atrium Building 5th Floor, Strawinskylaan 3501, 1077 ZX Amsterdam, the Netherlands. The principal business of TFN is to design and/or engineer, and/or install, and/or operate infrastructures, and/or equipment, and/or site for wireless telecommunications or for audio-visual communication at large, to start with the broadcasting of the programs of commercial radio stations in the Netherlands; to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services.

         TFN is a wholly owned subsidiary of Atrium 3, which is a wholly owned subsidiary of TDF, which is in turn a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of TFN are set forth on
Schedule 1 hereto, which Schedule is hereby incorporated into this Item 2 by reference in its entirety.

"Atrium 3" S.A.

         Atrium 3 is a French Societe Anonyme (similar to public limited liability company), with its principal office located at 10, rue d'Oradour sur Glane, 75015 Paris, France. The principal business of Atrium 3 is the commercialization of all telecommunication and television transmission via all mediums in France and abroad; the commercialization, within its scope of activity, of all engineering performance, technical support and any other services; and holding of majority or minority interests in the stock of companies that conduct activities in the same field. Atrium 3 is a wholly owned subsidiary of TDF, which is in turn a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Atrium 3 are set forth on
Schedule 1 hereto, which Schedule is hereby incorporated into this Item 2 by reference in its entirety.

Digital Future Investments B.V.

         DFI is a Netherlands Private Limited Liability company with its principal executive office located at Atrium Building, 5th Floor, Strawinskylaan 3501, 1077 ZX Amsterdam, The Netherlands. The principal business of DFI is to participate in and to finance companies and enterprises which conduct activities in the field of radio and telecommunications. DFI is a wholly owned subsidiary of TDFI, which is a wholly owned subsidiary of TDF, which is in turn a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of DFI are set forth on
Schedule 1 hereto, which Schedule is hereby incorporated into this Item 2 by reference in its entirety.

Telediffusion de France International S.A.

         TDFI is a French Societe Anonyme (similar to a public limited company) with its principal executive office located at 10, rue d'Oradour sur Glane, 75015 Paris, France. The principal business of TDFI is as a shareholding company. TDFI holds and manages shares in the capital stock of foreign companies which conduct activities that are in the field of the description of the business of TDF. TDFI is a wholly owned subsidiary of TDF, which is a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of TDFI are set forth on Schedule 1 hereto.

TeleDiffusion de France S.A.

         TDF is a French Societe Anonyme (similar to a public limited company), with its principal executive office located at 10, rue d'Oradour sur Glane, 75015 Paris, France. The principal businesses of TDF are television and radio transmission. TDF is a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of TDF are set forth on Schedule 1 hereto.

France Telecom S.A.

         France Telecom is a French Societe Anonyme (similar to a public limited liability company), with its principal executive office located at 6, place d'Alleray 75015 Paris, France. The principal business of France Telecom is telecommunications services.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of France Telecom are set forth on Schedule 1 hereto.

         None of the FT Reporting Persons, nor any of their executive officers, directors, trustees or partners, as applicable during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE  OF FUNDS OR OTHER CONSIDERATION

         This item is supplemented as follows:

         On July 5, 2000 TFN sold 17,713,536 Shares (the "Residual Shares") to Salomon Brothers International Limited ("SBIL") pursuant to a purchase agreement for a total consideration at U.S.$504,835,776.

ITEM 4.   PURPOSE OF TRANSACTION

         This item is supplemented as follows:

         The sale of the Residual Shares by TFN on July 5, 2000 represents the most recent step in the process of disposition of all of its interests in the Company and its affiliates in accordance with a letter of undertakings given to the United Kingdom Secretary of State for Trade and Industry.

         Pursuant to a Disposition Agreement dated as of May 17, 2000 and amended as of June 5, 2000 (the "Disposition Agreement") among the Company, Crown Castle UK Holdings Limited, France

Telecom, TFN, Telediffusion de France International S.A. and SBIL, SBIL has agreed not to dispose of the Residual Shares before June 8, 2001 except: (i) upon certain insolvency-related events with respect to France Telecom; (ii) with the consent of the Company; or (iii) to affiliates of SBIL or to certain other transferees that agree to be bound by certain terms of the Disposition Agreement. Following such date, TFN is entitled, pursuant to a Confirmation for Equity Swap Transaction dated as of July 5, 2000 among TFN, France Telecom and SBIL to direct SBIL to dispose of the Residual Shares in a manner specified by TFN. If the Residual Shares have not been disposed of before June 8, 2002 (subject to extension under certain circumstances set out in the Disposition Agreement), the Company will be entitled to direct SBIL to dispose of any remaining Residual Shares.

         The FT Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of 1934). Additionally, the FT Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         This item is amended as follows:

Transmission Future Networks B.V.

         TFN does not beneficially own Shares but does retain shared power to dispose, or direct the disposition, of 17,713,536 Shares.

"Atrium 3" S.A.

         Atrium 3 does not beneficially own any Shares.

Digital Future Investments B.V.

         DFI does not beneficially own any Shares.

Telediffusion de France International S.A.

         TDFI does not beneficially own any Shares.

TeleDiffusion de France S.A.

         TDF does not beneficially own any Shares.

France Telecom S.A.

         France Telecom does not beneficially own any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This item is amended and supplemented as follows:

Purchase Agreement

In a purchase agreement between SBIL, TFN and France Telecom dated as of July 5, 2000 TFN agreed to sell the 17,713,536 Shares described in Item 3 to SBIL. TFN and France Telecom provide certain representations, warranties and indemnities to SBIL in the agreement.

Confirmation of Equity Swap Transaction

In a confirmation of equity swap transaction between SBIL, TFN and France Telecom dated as of July 5, 2000 the parties agreed that TFN should bear the financial exposure to any fluctuations in the price of the Shares before their disposal by SBIL.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Purchase Agreement.

Exhibit 2. Confirmation of Equity Swap Transaction.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 17, 2000            TRANSMISSION FUTURE NETWORKS B.V.
      ---------------


                                    by   /s/ Michel Azibert
                                       ------------------------
                                    Name:    Michel Azibert
                                    Title:   Managing Director

Date:  July 17, 2000           "ATRIUM 3" S.A.
       --------------------


                                    by  /s/  Michel Azibert
                                       ------------------------
                                    Name:    Michel Azibert
                                    Title:   President


Date: July 17, 2000            DIGITAL FUTURE INVESTMENTS B.V.
      ---------------


                                    by   /s/ Michel Azibert
                                       ------------------------
                                    Name:    Michel Azibert
                                    Title:   Managing Director

                                                               60

Date: July 17, 2000            TELEDIFFUSION DE FRANCE INTERNATIONAL S.A.
      ---------------


                                    by   /s/ Michel Azibert
                                       ------------------------
                                    Name:    Michel Azibert
                                    Title:   Chairman

                                                               61

Date: July 17, 2000            TELEDIFFUSION DE FRANCE
      ---------------


                                    by   /s/ Bruno Chetaille
                                       ------------------------
                                    Name:    Bruno Chetaille
                                    Title:   Chairman and Chief Executive Officer

                                                               62

Date: July 17, 2000            FRANCE TELECOM
      ---------------


                                    by   /s/ Bruno Chetaille
                                       ------------------------
                                    Name:    Bruno Chetaille
                                    Title:   Director of the Broadcast Services Division


                                   Schedule 1
                        Information about the Directors

I.       TRANSMISSION FUTURE NETWORKS B.V.

Except as otherwise set forth below, the place of citizenship of each such person is the Netherlands.

         NAME; PRINCIPAL OCCUPATION OR                        BUSINESS ADDRESS; PRINCIPAL BUSINESS
                EMPLOYMENT                                              OF EMPLOYER
------------------------------------------------------------ -------------------------------------
Directors
---------
Michel L. Azibert                                               10, rue d'Oradour sur Glane
French Citizen                                                   75015 Paris, France
(Chairman of TDFI and
International Director of TDF)

Gideon Johannes van der Ploeg                                   Atrium Building, 5th Floor
(Management of companies in a professional services             Strawinskylaan 3501
environment)                                                    1077 ZX Amsterdam
                                                                THE NETHERLANDS

Gregory B. Richardson-Schilten                                  Atrium Building, 5th Floor
American Citizen                                                Strawinskylaan 3501
(Attorney)                                                      1077 ZX Amsterdam
                                                                THE NETHERLANDS

II.      "ATRIUM 3" S.A.

         Except as otherwise set forth below, the place of citizenship of each such person is France.

         NAME; PRINCIPAL OCCUPATION OR                        BUSINESS ADDRESS; PRINCIPAL BUSINESS
                EMPLOYMENT                                              OF EMPLOYER
------------------------------------------------------------ -------------------------------------
Directors
---------
Michel Azibert                                               10, rue d'Oradour sur Glane,
(Chairman of TDFI and International Director of TDF)          75015 Paris, France

TeleDiffusion de France S.A.                                 10, rue d'Oradour sur Glane,
(Television and Radio Transmission)                           75015 Paris, France

Nicolas Decroix                                              10, rue d'Oradour sur Glane,
(Cash Treasurer Manager of TDF)                               75015 Paris, France

Patrick Yzerman                                              10, rue d'Oradour sur Glane,
(Deputy Chief Financial Officer of TDF)                       75015 Paris, France

III.     DIGITAL FUTURE INVESTMENTS, B.V.

Except as otherwise set forth below, the place of citizenship of each such person is the Netherlands.

         NAME; PRINCIPAL OCCUPATION OR                        BUSINESS ADDRESS; PRINCIPAL BUSINESS
                EMPLOYMENT                                              OF EMPLOYER
------------------------------------------------------------ -------------------------------------
Directors
---------
Gideon Johannes van der Ploeg                                Atrium Building, 5th Floor
(Management of companies in a professional                   Strawinskylaan 3501
service environment)                                         1077 ZX Amsterdam
                                                             THE NETHERLANDS

Michel L. Azibert                                            10, rue d'Oradour sur Glane
French Citizen                                                  75015 Paris, France
(Chairman of TDFI and International
Director of TDF)

IV.      TELEDIFFUSION DE FRANCE INTERNATIONAL S.A.

         Except as otherwise set forth below, the place of citizenship of each such person is France.

         NAME; PRINCIPAL OCCUPATION OR                        BUSINESS ADDRESS; PRINCIPAL BUSINESS
                EMPLOYMENT                                              OF EMPLOYER
------------------------------------------------------------ -------------------------------------
Directors
---------
Michel Azibert                                               10, rue d'Oradour sur Glane,
(Chairman of TDFI and International Director of TDF)          75015 Paris, France

TeleDiffusion de France S.A.                                 10, rue d'Oradour sur Glane,
(Television and Radio Transmission)                           75015 Paris, France

Jean-Claude Prigent                                          10, rue d'Oradour sur Glane,
(Chief Financial Officer of TDF)                              75015 Paris, France

Patrick Yzerman                                              10, rue d'Oradour sur Glane,
(Deputy Chief Financial Officer of TDF)                       75015 Paris, France

V.       TELEDIFFUSION DE FRANCE S.A.

         Except as otherwise set forth below, the place of citizenship of each such person is France.


         NAME; PRINCIPAL OCCUPATION OR EMPLOYMENT                BUSINESS ADDRESS; PRINCIPAL BUSINESS OF EMPLOYER
------------------------------------------------------------ ---------------------------------------------------------
Directors
---------
Bruno Chetaille                                              10, rue d'Oradour sur Glane, 75015 Paris, France
(Chairman and C.E.O. of TDF; Director of the Broadcast
Services Division of France Telecom)

Pierre Lestrade                                              Ministry of Economy, Finance and Industry
(Chief of the CGTI)                                          CGTI (Conseil General des Technologies de l'Information)
                                                             20, avenue Segur
                                                             75007 Paris, FRANCE

Nicolas Dufourcq                                             FRANCE TELECOM- Division Multimedia
(Director of the Multimedia Division, Mass Market Product    103, rue de Grenelle
Services Division, France Telecom)                           75007 Paris, FRANCE

Jean-Francois Latour                                         6, Place d'Alleray
(Regional Executive Vice President (West France))            75015 Paris, FRANCE

Jacques Champeaux                                            6, place d'Alleray
(Group Executive Vice President                              75015 Paris, FRANCE
Large Business Division, France Telecom)

Compagnie Generale des Communications - COGECOM (French      6, place d'Alleray
public limited company)                                      75015 Paris, FRANCE

Marc Dandelot                                                6, place d'Alleray
(President of France Telecom, North America)                 75015 Paris, FRANCE

Didier Quillot                                               France Telecom Mobiles
(Managing Director of France Telecom                         41-45, Boulevard Romain Rolland
Mobiles)                                                     75672 Paris Cedex 14, FRANCE

Jean-Yves Gouiffes                                           6, place d'Alleray
(Group Executive Vice President                              75015 Paris, FRANCE
Network Division of France Telecom)

Christian Bret                                               6, place d'Alleray
(Deputy Director of the Large Business                       75015 Paris, FRANCE
Division of France Telecom)

Claudie Granier                                              TDF - DirectionRegionale
(Employee of TDF)                                            Sud-EST14, Boulevard
                                                             Edouard Herriot-BP 358
                                                             13271 Marseille
                                                             Cedex 08, France

Jean-Yvon Coatrieux                                          TDF-Direction Regionale Ouest
(Employee of TDF)                                            3, avenue de Belle Fontaine
                                                             B.P. 79
                                                             35512 Cesson-Sevigne Cedex, FRANCE

Executive Officers
------------------
Bruno Chetaille                                              10, rue d'Oradour sur Glane
(Chairman and Chief Executive Officer)                       75015 Paris, FRANCE

Michel Azibert                                               10, rue d'Oradour sur Glane
(International Director)                                     75015 Paris, FRANCE

Marc Rennard                                                 10, rue d'Oradour sur Glane
(Deputy General Manager)                                     75015 Paris, FRANCE

Gerard Chevee                                                10, rue d'Oradour sur Glane
(Deputy General Manager)                                     75015 Paris, FRANCE

Michel Lapierre                                              10, rue d'Oradour sur Glane
(Human Resources Director)                                   75015 Paris, FRANCE

Jean-Claude Prigent                                          10, rue d'Oradour sur Glane
(Chief Financial Officer)                                    75015 Paris, FRANCE

Philippe Hermann                                             10, rue d'Oradour sur Glane
(Production and Methods Director)                            75015 Paris, FRANCE

Madeleine Giovachini                                         10, rue d'Oradour sur Glane
(Radiocommunications                                         75015 Paris, FRANCE
and Services Director)

Michel Reneric                                               10, rue d'Oradour sur Glane
(Research and Innovation Director)                           75015 Paris, FRANCE

Yves Noirel                                                  10, rue d'Oradour sur Glane
(General Manager of TDF                                      75015 Paris, FRANCE
Video Service)

Alain Delorme                                                10, rue d'Oradour sur Glane
(Radio Director)                                             75015 Paris, FRANCE

Dominique  Niel                                              10, rue d'Oradour sur Glane
(Television Director)                                        75015 Paris, FRANCE

VI.      FRANCE TELECOM

         Except as otherwise set forth below, the place of citizenship of each such person is France


         NAME; PRINCIPAL OCCUPATION OR EMPLOYMENT                BUSINESS ADDRESS; PRINCIPAL BUSINESS OF EMPLOYER
------------------------------------------------------------ ---------------------------------------------------------
Directors
---------
Michel Bon                                                   6, place d'Alleray
(Chairman and Chief Executive Officer)                       75015 Paris, FRANCE

Francois Grapotte                                            6, place d'Alleray
(Chairman and Chief Executive Officer, LeGrand)              75015 Paris, FRANCE

Jean-Claude Desrayaud                                        6, place d'Alleray
(Employee of France Telecom)                                 75015 Paris, FRANCE

Jean Simonin                                                 6, place d'Alleray
(Managing Director, Residential Agency of Toulouse)          75015 Paris, FRANCE

Didier Lombard representing French State                     6, place d'Alleray
(French Envoy for International Investments, Ministry of     75015 Paris, FRANCE
Economy, Finance and Industry)

Christophe Blanchard Dignac representing French State        6, place d'Alleray
(Budget Director, Ministry of Economy, Finance and           75015 Paris, FRANCE
Industry)

Yannick D'Escatha                                            6, place d'Alleray
(Delegated Managing Director of Industry to Electricite de   75015 Paris, FRANCE
France)

Simon Nora                                                   6, place d'Alleray
(Honorary Inspector General of Finance)                      75015 Paris, FRANCE

Christian Pheline
(Head of Legal and Technical Department of Information and   6, place d'Alleray
Communication, Ministry of Culture and Communication)        75015 Paris, FRANCE

Nicolas Jachiet                                              6, place d'Alleray
(Head of Investment Monitoring Division,                     75015 Paris, FRANCE
Treasury Department, Ministry of the Economy, Finance and
Industry)

Jean-Paul Bechat                                             6, place d'Alleray
(Chairman and Chief Executive Officer, SNECMA)               75015 Paris, FRANCE

Pascal Colombani                                             6, place d'Alleray
(Director of the French Atomic Energy Commission)            75015 Paris, FRANCE

Jacques de la Rosiere de Champfeu                            6, place d'Alleray
(Advisor to Paribas)                                         75015 Paris, FRANCE

Pierre Gadonneix                                             6, place d'Alleray
(President, Gaz de France)                                   75015 Paris, FRANCE

Raymond Durand                                               6, place d'Alleray
(employee of France Telecom)                                 75015 Paris, FRANCE

Pierre Peuch                                                 6, place d'Alleray
(Employee de France Telecom)                                 75015 Paris, FRANCE

Christophe Aguiton                                           6, place d'Alleray
(Employee de France Telecom)                                 75015 Paris, FRANCE

Jean-Francois Davoust                                        6, place d'Alleray
(Employee de France Telecom)                                 75015 Paris, FRANCE

Jean- Pierre Delezenne                                       6, place d'Alleray
(Employee de France Telecom)                                 75015 Paris, FRANCE

Nadine Tihay spouse Grandmougin                              6, place d'Alleray
(Employee de France Telecom)                                 75015 Paris, FRANCE

Executive Officers
------------------

Michel Bon                                                   6, place d'Alleray
(Chairman and Chief Executive Officer)                       75015 Paris, FRANCE

Jean-Francois Pontal
(Group Executive Vice President Mass Market Product and      6, place d'Alleray
Services Divisions                                           75015 Paris, FRANCE

Jacques Champeaux                                            6, place d'Alleray
(Group Executive Vice President Large Business Division)     75015 Paris, FRANCE

Jean-Yves Gouiffes                                           6, place d'Alleray
(Group Executive Vice President Network Division)            75015 Paris, FRANCE

Jean-Jacques Damlamian                                       6, place d'Alleray
(Group Executive Vice President Development Division)        75015 Paris, FRANCE

Jean-Louis Vinciguerra                                       6, place d'Alleray

                                       25

(Group Executive Vice President Human Resources and          75015 Paris, FRANCE
Finance Division)

Gerard Moine                                                 6, place d'Alleray
(Group Executive Vice President Public Affairs)              75015 Paris, FRANCE

Marie-Claude Peyrache                                        6, place d'Alleray
(Group Executive Vice President Corporate Communications)    75015 Paris, FRANCE

Jacques Burillon                                             6, place d'Alleray
(Corporate Secretary)                                        75015 Paris, FRANCE

                                       26